02044199

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
RULE 13a-16 OR 15d-16
OF THE
SECURITIES EXCHANGE ACT OF 1934

July 1, 2002

ČEZ, a. s.

(Translation of registrant's name into English)

c/o Jungmannova 29
111 48 Prague 1
Czech Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________.

The following information was filed by ČEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

The results of the General Meeting of ČEZ shareholders held on June 11, 2002:

1. It was approved to sell 91,064,240 of ČEPS equity shares to state owned company OSINEK, a.s. and 26,783,600 equity shares of ČEPS to the Ministry of Work and Social Issues. It was also approved to buy certain percentage of shares in regional distribution companies (REAS) according to the proposal from the State Property Fund.
2. The General Meeting approved a report on the entrepreneurial activities of the company, a report from the Supervisory Board and approved the final accounts for the year of 2001 and also the decision concerning the distribution of the company profits (including the decision to pay dividends amounting to CZK 2.50 per one share and the tantiems).
3. In the following proceedings the General Meeting also approved the change of the statutes, the framework for issuing notes and the decision about the volume of funds set aside for sponsoring, the decision about the changes in the membership of the Supervisory Board of the company and about the remuneration for the members of the company.

Press release concerning the contracts between State Property Fund, Osinek, a.s. and ČEZ, a. s. (see enclosure).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2002

ČEZ, a. s.

By ______________________

Name: Libuše Látalová

Title: Head of Finance Administration

The representatives of ČEZ a State Property Fund have signed a contract about the purchase of the state-owned shares in REAS, and ČEZ and Osinek signed an agreement about the sale of its 51% equity share in ČEPS

6/28/2002

Today, the representatives of the ČEZ Power Company and the Czech State Property Fund (SPF) signed a contract covering the purchase of state shares in eight regional distribution companies (REAS). The representatives of ČEZ and Osinek company also concluded a contract which covers the sale of 51% ČEZ-owned shares in the transmission network provider, ČEPS company. The intended sale of another 15% share in ČEPS to the Ministry of Labour and Social Affairs should be carried out in the immediate future.

By accelerating the integration process we may look forward to a decrease in the prices of electricity even in the course of this year. This would be especially true for the households supplied by rainbow electricity.

This interconnection is aimed principally at adapting the structure of the Czech power industry to the standard organisation layout of power companies in western Europe, and consequently at increasing the competitiveness of ČEZ. Through this transaction, ČEZ will build up a new position in the existing electricity sales and distribution network, quite in compliance with the market liberalisation principles valid in the EU electricity market – the principles of free competition are already covered in the Czech Republic by a number of legislative regulations and the gradual opening of the electricity market is yet another guarantee of an established competitive environment.

The state sells its majority share in two distribution companies, Středočeská energetika (Central Bohemian Power Company) and Západočeská energetika (West Bohemian Power Company), and its minority share in the remaining six companies. If we take into consideration the fact that the German company E.ON has recently offered 2.4 billion CZK for a minority share in JČE (South Bohemian Power Company), the current pricing of the distribution companies seems to be appropriate. Another evidence resides in the fact that the analysis issued by Wood and Company brokerage house on 19.3. 2002 estimated the value of the equity share in REAS at 32.8 billion CZK, and the equity share in ČEPS at 13.2 billion CZK. This estimation was almost identical with the one elaborated by an officially appointed expert, Mr. Robert Matička.

„The newly established structure of power industry complies with the relevant EU standards and corresponds with the model of structuring or consolidating advanced power companies that provide for the whole chain covering raw material extraction, electricity production and sales. All significant European companies have already been interconnected according to this model, including e.g. the German companies E.ON and RWE, French EdF, Italian ENEL, Swedish Vatenfall, Belgian Electrabel, British Shell, etc. We have also sought prior approval of the EC Anti-Monopoly Authorities, chaired by Mr. Monti, whose reply was quite unambiguous. Mr Monti has confirmed that the intended interconnection is a standard merger as applied in the EU countries, which pays full respect to the market principles. Moreover, the same interconnection has already taken place in the case of the Czech gas industry," said the Chairman of the Board of Directors and the Chief Executive of ČEZ, Mr. Jaroslav Mil, in connection with this issue.

The sale and purchase of the state-owned shares in REAS and ČEPS, as the next step in the process of privatising the state property participation in the entrepreneurial activities of ČEZ (after the unsuccessful privatisation of ČEZ and REAS through selling the ČEZ to a foreign investor), was approved by governmental decrees passed on March 11, May 6 and June 12, 2002. The sale of state-owned shares in the power company, which had been jointly proposed by the Ministry of Industry and Commerce and the Ministry of Finance, concerns the equity participation in the eight REAS; in return, the ČEZ will remunerate the state with a 66% share in its (fully owned) daughter company ČEPS, a.s., plus a supplementary payment arising from the difference between the prices of the traded state-owned equity in REAS and ČEZ equity participation in ČEPS.

As for the sale of the 66% equity in ČEPS, a. s., owned by ČEZ Power Company; this share will be sold to a chosen company controlled by the SPF (51% equity share, i.e. 91 064 240 shares, will be transferred for payment to the OSINEK joint-stock company, a fully owned daughter company of the State Property Fund) and to the Czech state (15% equity share, i.e. 26 783 600 shares transferred to the Ministry of Labour and Social Affairs). An officially appointed expert determined the price of the 66 % shares at 15 billion CZK. Both parties agreed that yet another expert estimate would be carried out after the completion of the whole transaction. This second estimate may have some influence on the final price.